Organigram Appoints Amy Schwalm Vice President, Investor Relations

New Appointment Brings Senior Investor Relations Experience from Industry Leaders in Communications and Mining Sectors

MONCTON, JANUARY 25, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce the appointment of Amy Schwalm as Vice President, Investor Relations. Ms. Schwalm will report to Organigram’s Chief Financial Officer, Paolo De Luca, and will assume her new role effective January 28, 2019.

“We are excited to add Amy and her global expertise to the Organigram executive team,” says De Luca. “As the Company and our opportunities here and abroad continue to grow, it is important that our senior financial advisors reflect leading expertise and a commitment to exceptional relationships and analysis. Amy does just that.”

With over two decades of experience in progressively senior investor relations, finance and accounting roles, Ms. Schwalm has established strong relationships in the capital markets. She has served as a senior financial team member at some of Canada’s largest companies, including tenures as Vice President, Investor Relations at both Rogers Communications Inc. and Barrick Gold Corporation.

Ms. Schwalm has successfully developed and executed global investor relations programs and served as key relationship manager with both sell-side analysts and institutional investors.

Ms. Schwalm has a Bachelor of Commerce from Queen’s University and a CPA (CA) designation.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes to supply channels and inputs, consistency of humidity control units and contained packaging, that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, visit www.Organigram.ca

For Investor Relations inquiries, please contact:

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca
(416) 661-0947

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653